

May 8, 2012

Via Facsimile
Mr. Thomas Tippl
Chief Financial Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

      Re: Activision Blizzard, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed February 28, 2012
               File No. 001-15839

Dear Mr. Tippl:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Overview of Business Trends, page 42

1.   We note that the decline in Blizzard's net revenues for 2011 as compared to 2010 was due in part to a decline in *World of Warcraft's* subscriber base during 2011. In future filings, disclose whether this decline was due to any known material trends, demands, commitments, events or uncertainties. See Item 303(a)(3)(ii) of Regulation S-K. For further guidance, see Section III.A of SEC Release No. 33-8350.

Non-GAAP Financial Measures, page 49

2.   We note the qualitative disclosures regarding non-GAAP net revenues by distribution channel. In future filings, please revise these disclosures to clarify that the adjustment related to the change in deferred net revenue relates to certain of your games that include more-than-inconsequential online functionality. In this regard, we note you provide additional disclosure in your Form 8-K earnings releases regarding this adjustment and we believe this additional context is helpful in explaining your basis for the exclusion. Alternatively, you may cross-reference to the disclosures on page 46 related to "Net Effect from Deferral of Net Revenues and Related Cost of Sales."

Critical Accounting Policies and Estimates

Income Taxes, page 66

3.   We note in your response to comment 2 in your letter dated April 19, 2011 relating to the Form 10-K for the fiscal year ended December 31, 2010, that you would expand the MD&A discussion in this section in future filings to highlight that your provision for taxes can fluctuate if estimated earnings are lower than anticipated in your foreign region with a lower tax rate and/or higher than anticipated in your domestic region with higher tax rates. We are unable to locate this disclosure in the 2011 Form 10-K. Please confirm that you will include this disclosure in future filings.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue Recognition, page F-12

General

4.   We note that during fiscal 2011 you launched *Skylanders Spyro's Adventure*, a game that combines the use of "smart toys" with video games. Please tell us how you account for these arrangements, including your analysis and conclusions pursuant to ASU Nos. 2009-13 and 2009-14, as applicable. As part of your response, please tell us how your revenue recognition disclosures address these arrangements.

Subscription Revenues, page F-14

5.   We note that in fiscal 2011 you began generating subscription revenues from *Call of Duty Elite* memberships. Please tell us more about the services provided in connection with

Mr. Thomas Tippl
Activision Blizzard, Inc.
May 8, 2012
Page 3

these memberships, including the term(s) associated with the related subscriptions. In future filings, please clarify the time period over which these subscription revenues are recognized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief